June 28, 2023

VIA EDGAR

Mr. Matthew Derby

Ms. Kathleen Krebs

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          ECARX Holdings Inc. (CIK No. 0001861974)

Registration Statement on Form F-1 (File No. 333-271861)

Dear Mr. Derby and Ms. Krebs:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, ECARX Holdings Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on June 30, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

ECARX Holdings Inc.

By:	/s/ Ramesh Narasimhan
Name: Ramesh Narasimhan
Title: Chief Financial Officer